MySky ECO, Inc.



ANNUAL REPORT

5889 S Williamson Blvd, Suite 1329

Port Orange, FL 32128

(800) 370-8981

https://myskyeco.com/

This Annual Report is dated April 26, 2023.

BUSINESS

MySky ECO, Inc., ("MySky ECO" or the "Company") is a corporation organized under the laws of the state of Florida. Our mission is to make aviation sustainable and achieve much cleaner and finally zero-impact free-flying in what we believe are five realistic steps. Our goal is to create an airplane with 50% less emissions that we hope to have on the market within 18 months. and finally, we intend to create an almost emission-free one within 5 years.

Aviation was invented almost 120 years ago. In the first 70 years of aviation, environmental concerns did not exist. Over the last 50 years, they have become more and more important.

https://phe.rockefeller.edu/publication/environment-since-1970/

We believe that now it is urgent to reinvent aviation to make it a sustainable industry. We intend on doing this in what we in our opinion are five realistic steps – and are aiming to accomplish this goal within 5 years, not 30.

We are working with small airplanes and have a lot of know-how in the industry. We believe our solutions will evolve fast using relatively modest financial resources, and will ideally lead the way for the manufacturers of large aircraft to follow.

We reinstated a company that was formed in 2015 (for the production of electric airplanes - we believe that the time was not ready yet for our proposed technology) on Feb 7, 2022. We have secured a group of technicians who have worked on our testbed airplane in the past and have indicated that they will join us on our journey. We have started to move into a large hangar where we have ample space for R&D, test flying, and can start a small production line.

The Company's Intellectual Property ("IP"): The Company has received the right to use all intellectual property of the MySky MS-1 aircraft design, including the right to use the existing production molds, from CEO Paul Dieter Canje. Additionally, MySky ECO, Inc. has a pending patent (Application # 63/219,602).

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We have the existing prototype flying and the parts and ability to produce more aircraft at this current time. The shop has aircraft in several stages of construction that we have been working on finalizing design work.

Equipment being utilized and design work that we are implementing are the exclusive (IP) property of MySky ECO, Inc. We have a patent pending for laser ignition that is also part of the MySky ECO, Inc. portfolio. We have been working diligently for years and are now ready to move forward with production of the MS-1L version of the MySkyECO range of aircraft under the upcoming FAA MOSAIC rules.

At this time MySky ECO, Inc., is debt free and pre-revenue. If we do not receive funding during our time on the StartEngine platform or from the sale of our upcoming MS-1L aircraft we would still be conducting operations until the first Quarter of 2024 based on our current projections. If Interest for our first product, the MS-1L, is not successful in the next 18 months, we would have to look at alternative revenue generating activities.

Foreseeable major expenses based on projections:

The largest expenses can be broken down into two categories: consumables, and non-consumables.

For consumables the largest expense will be around carbon fiber, and though the price has decreased significantly over the last decade to $7-$9 per pound, the aircraft will require a significant amount of carbon fiber on each frame. Other consumables that will be considered the most expensive for the company will be the batteries themselves and the rare earth metal needed for them. Competition from the automotive market and the potential extension of mandates by states to only sell EV cars from 2035 onwards may put additional pressure on costs. This is also, of course, dependent on when seabed mining for Polymetallic Modules can be done in a green way, which will help depress prices for battery creation when it is achieved.

For non-consumables the highest expenses will be our people and our molds. As production continues to expand and the models we produce widens, we will have to produce and utilize an increasing number of molds. This will also require additional space for production near an airfield which will also present cost increases.

Future operational challenges:

The greatest operational challenge that we foresee in the future is going to be the competition for battery resources as the automotive industry continues to expand in the EV space. As that continues to grow the finite resources that power the batteries will continue to be a concern. It is something that we are tracking, including the continued development, and hopefully growth, of battery recycling companies that can have a significant impact on prices of materials as well as in the environment so less metal needs to be mined and processed.

As for using hydrogen as fuel, we will have to demonstrate that our partner's Plasma Kinetics technology for hydrogen storage can be adapted to large scale industrial use. We are specializing in the aviation sector of this breakthrough technology.

Future challenges related to capital resources:

The biggest challenge to capital resources in the future is going to be around sourcing and retaining the top talent needed to make this company successful. While in the future, as the company grows, there will be ample opportunity to bring in less experienced staff for building operations, at the outset we will have to acquire experienced experts in their particular field so we can run a lean operation as we get production started.

Future milestones and events:

Completion of flight testing with the MS-1L with the new Rotax 915 iS engine and certification under the upcoming FAA MOSAIC rules

Successful rollout of the MySkyECO MS-1e aircraft

Sourcing of seabed Polymetallic Modules

Finalization of solid state hydrogen for powering future MySkyECO aircraft

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $10,286.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dieter Canje

Dieter Canje's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director

Dates of Service: February, 2022 - Present

Responsibilities: Manage the company's overall operations and guide company practices and procedures. Lead the development of the aircraft projects. Dieter spends 90% of his time for MySky ECO, Inc., and devotes 10% to MySky Aircraft, Inc. Not currently taking a salary. Equity: 2,779,475 shares of Common Stock.

Other business experience in the past three years:

Employer: MySky Aircraft, Inc.

Title: Secretary

Dates of Service: April, 2011 - Present

Responsibilities: Secretarial responsibilities & duties; 1 hour per week spent in this role.

Other business experience in the past three years:

Employer: AeroInvest, Inc.

Title: President

Dates of Service: April, 1992 - Present

Responsibilities: General oversight of company direction; However, there are only a few hours needed per year to attend AeroInvest-related matters.

Name: Grant Desmarais

Grant Desmarais's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Director

Dates of Service: February, 2022 - Present

Responsibilities: leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company. Devotes 90% of his time to the corporation. Not currently taking a salary. Equity: 5,558,950 common stock

Other business experience in the past three years:

Employer: Gaircraft, Inc.

Title: Owner

Dates of Service: January, 2014 - Present

Responsibilities: Leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company.

Other business experience in the past three years:

Employer: Gardner Aircraft Sales, Inc.

Title: Director of Sales

Dates of Service: August, 2002 - November, 2019

Responsibilities: Director of Sales; aircraft sales & acquisition.

Name: Renate Canje

Renate Canje's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary and Director

Dates of Service: March, 2022 - Present

Responsibilities: Make sure that the corporation complies with meeting notice requirements and setting schedules that accommodates the directors. Devotes 90% of her time to the corporation. Not currently taking a salary. Equity: 2,779,475 common stock.

Other business experience in the past three years:

Employer: MySky Aircraft, Inc.

Title: Secretary

Dates of Service: April, 2012 - Present

Responsibilities: Make sure that the corporation complies with meeting notice requirements and setting a schedule that accommodates the directors. Not currently taking a salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Grant Desmarais

Amount and nature of Beneficial ownership: 5,558,950

Percent of class: 47.5

Title of class: Class A Voting Common Stock

Stockholder Name: Dieter Canje

Amount and nature of Beneficial ownership: 2,779,475

Percent of class: 23.75

Title of class: Class A Voting Common Stock

Stockholder Name: Renate Canje

Amount and nature of Beneficial ownership: 2,779,475

Percent of class: 23.75

RELATED PARTY TRANSACTIONS

Name of Entity: Dieter Canje

Relationship to Company: Director

Nature / amount of interest in the transaction: Common Stock , APIC

Material Terms: $10,000, $17,500

Name of Entity: Renate Canje

Relationship to Company: Director

Nature / amount of interest in the transaction: Common Stock, APIC

Material Terms: $10,000, $17,500

Name of Entity: Grant Desmarais

Relationship to Company: Director

Nature / amount of interest in the transaction: Common Stock, APIC

Material Terms: $20,000, $35,000

OUR SECURITIES

Class A Voting Common Stock

The amount of security authorized is 22,500,000 with a total of 11,703,125 outstanding.

Voting Rights

one-vote-per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the MySky ECO, Inc.,(also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company: During flight testing we might suffer the loss of a prototype which might lead to significant delays in development. Our business projections are only projections There can be no assurance that MySky ECO, Inc., will meet our projections. There can be no assurance that MySkyECO, Inc., will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the MySky ECO, Inc. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares, purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. MySky ECO, Inc., may be acquired by an existing player in the aviation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing greener solutions in the aviation industry. Our revenues are therefore dependent upon the market for eco-friendly aviation solutions. While we are currently focused on aircraft and aircraft engines, we intend to develop infrastructure solutions for airports and aircraft operators, such as charging stations for electric aircrafts and hydrogen storage facilities. However, these are all products that are related to aviation. We may never have an operational product or service It is possible that there may never be an operational certified aircraft for purchase or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our MySky MS-1L aircraft. Delays or cost overruns in the development of our aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits MySky ECO,Inc., was formed on on 2/19/2015 but has been dormant for 7 years as the technology continued to evolve. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MySky ECO has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the MySky MS-1L aircraft is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as a patent pending, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a business utilizing the Internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MySky ECO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MySky ECO could harm our reputation and materially negatively impact our financial condition and business. The Chief Executive Officer currently splits their time between 2 businesses and does not take a salary Dieter Canje, the Chief Executive Officer of MySky ECO, Inc., does not currently receive a salary for his work at MySky ECO, Inc., and splits his time between MySky ECO, Inc., and being Secretary of MySky Aircraft, Inc. and President of AeroInvest, Inc. Although Dieter Canje owns equity in MySky ECO, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Dieter currently spends 5 hours per month at MySky Aircraft, Inc., and a few hours per year at AeroInvest, Inc. The company plans on paying the CEO a salary of $168K per annum, but only if this Regulation CF campaign raises $250K+, and unless and until that milestone is reached, Dieter Canje, nor any other Officer, will take a salary. The President currently splits their time with one other business and does not currently take a salary Grant Desmarais, the President of MySky ECO, Inc., does not currently receive a salary for his work at MySky ECO, Inc., and splits his time between MySky ECO, Inc. and being an owner of GAircraft, Inc. Although Grant owns equity in MySky ECO, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. Grant currently spends a few hours per month at GAircraft, Inc. The company plans on paying Grant a salary only if this Regulation CF campaign raises $250K+, and unless and until that milestone is reached, Grant Desmarais, nor any other Officer, will take a salary.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

MySky ECO, Inc.

By   /s/ *Dieter Canje*

Name: MySky ECO, Inc.

Title: CEO, Director

Exhibit A

FINANCIAL STATEMENTS

I, Dieter Canje, the CEO of MySky ECO, Inc., hereby certify that the financial statements of MySky ECO, Inc., and notes thereto for the periods ending December 31, 2021, and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 25, 2023.



_____ Dieter Canje

CEO

April 25, 2023

MySky ECO, Inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022**

MySky ECO, Inc.
Index to Financial Statements
(unaudited)

MySky ECO, Inc.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	-	-
Additional Paid in Capital	-	-
Accumulated Deficit	-	-
Total Equity	-	-
TOTAL LIABILITIES AND EQUITY	-	-

Balance Sheet - YTD
As of December 31, 2022

ASSETS	Total
Current Assets	
Bank Accounts	
1000 Business Adv Fundamentals - 2569	9,365.74
1100 Business Advantage Sav - 2598	920.50
Total Bank Accounts	10,286.24
Total Current Assets	10,286.24
Other Assets	
1500 Hangar Deposit	8,000.00
Total Other Assets	8,000.00
TOTAL ASSETS	$18,286.24
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
3100 APIC	70,000.00
3200 Common Stock	101,500.00
3300 Retained Earnings	
Net Income	-153,213.76
Total Equity	18,286.24
TOTAL LIABILITIES AND EQUITY	$18,286.24

MySky ECO, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Profit & Loss - YTD
January - December 2022

	Total
INCOME	
Total Income	
GROSS PROFIT	
	0.00
EXPENSES	
6500 Facility	
6510 Rent / Storage	66,875.11
6520 Utilities	1,527.70
6530 Repairs & Maintenance	1,652.95
Total 6500 Facility	**70,055.76**
7000 General Admin Expenses	
7010 Legal & Professional Services	14,222.25
7020 Advertising & Marketing	47,738.48
7030 Auto	84.66
7040 Meals & Entertainment	606.84
7050 Dues & Subscriptions	2,270.72
7060 Office Supplies	579.29
7070 Bank Fees	172.07
7080 Taxes & Licenses	1,667.50
7090 Travel	118.57
7100 Insurance	2,723.50
Total 7000 General Admin Expenses	**70,183.88**
8000 Research & Development	
8100 Aircraft Fuel	138.75
8200 Contract Labor	7,645.00
8300 Expos/Events	80.00
8400 Supplies & Materials	5,110.87
Total 8000 Research & Development	**12,974.62**
Total Expenses	**153,214.26**
NET OPERATING INCOME	-153,214.26
OTHER INCOME	
9000 Interest Earned	0.50
Total Other Income	**0.50**
NET OTHER INCOME	0.50
NET INCOME	$ -153,213.76

Statement of Operations		
	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue		
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	-	
Owner Guaranteed Payments	-	-
Rent and Lease	-	
Depreciation	-	-
Amortization	-	-
Total Operating Expenses	-	
Net Income (loss)	-	-

MySky ECO, Inc/
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Stockholders' Equity as per Dec 31, 2022	
Balance at Dec 31, 2022	
Issuance of Common Stock 11,703,125 shares	$101,500.00
APIC	$ 70,000.00

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2020	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2021	-	-	-	-	-

MySky ECO, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Statement of Cash Flows

	Year Ended December 31,	
OPERATING ACTIVITIES	2021	2020
Net Income (Loss)	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash provided by (used in) Operating Activities	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Cash Flow YTD Dec. 31, 2022

Total Income	
GROSS PROFIT	0.00
EXPENSES	
6500 Facility	
6510 Rent / Storage	66,875.11
6520 Utilities	1,527.70
6530 Repairs & Maintenance	1,652.95
Total 6500 Facility	70,055.76
7000 General Admin Expenses	
7010 Legal & Professional Services	14,222.25
7020 Advertising & Marketing	47,738.48
7030 Auto	84.66
7040 Meals & Entertainment	606.84
7050 Dues & Subscriptions	2,270.72
7060 Office Supplies	579.29
7070 Bank Fees	172.07
7080 Taxes & Licenses	1,667.50
7090 Travel	118.57
7100 Insurance	2,723.50
Total 7000 General Admin Expenses	70,183.88
8000 Research & Development	
8100 Aircraft Fuel	138.75
8200 Contract Labor	7,645.00
8300 Expos/Events	80.00
8400 Supplies & Materials	5,110.87
Total 8000 Research & Development	12,974.62
Total Expenses	153,214.26
NET OPERATING INCOME	-153,214.26
OTHER INCOME	
9000 Interest Earned	0.50
Total Other Income	0.50
NET OTHER INCOME	0.50
NET INCOME	$ -153,213.76

NOTE 1 – NATURE OF OPERATIONS

MySky ECO, Inc, was formed on Feb 19, 2015 ("Inception") in the State of Florida The financial statements of MySky ECO, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Port Orange, 32128, Florida.

MySky ECO, Inc,

MySky ECO, Inc., is a corporation organized under the laws of the state of Florida. Our mission is to make aviation sustainable and achieve much cleaner and finally zero-impact free-flying in what we believe are five realistic steps. Our goal is to create an airplane with 50% less emissions that we hope to have on the market within 18 months. Finally, we intend to create an almost emission-free one within 5 years.

Aviation was invented almost 120 years ago. In the first 70 years of aviation, environmental concerns did notexist. Over the last 50 years, they have become more and more important.
https://phe.rockefeller.edu/publication/environment-since-1970/

We believe that now it is urgent to reinvent aviation to make it a sustainable industry. We intend on doing this in five realistic steps – and are aiming to accomplish this goal within 5 years, not 30.

We are working with small airplanes and have a lot of know-how in the industry. We believe our solutions willevolve fast using relatively modest financial resources, and will ideally lead the way for the manufacturers of large aircraft to follow.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of sustainable aircraft to flight schools, authorities and individuals. Equipment for the infrastructure of new aviation energy distribution, like battery charging and hydrogen generation will also contribute significantly to our revenue.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and FL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 22,500,000 shares of our Class A common voting stock with par value of $3.20. As of Dec 31, 2022, the company has currently issued 11,703125 shares of our Class A common voting stock.

CERTIFICATION

I, Dieter Canje, Principal Executive Officer of MySky ECO, Inc., hereby certify that the financial statements of MySky ECO, Inc. included in this Report are true and complete in all material respects.

Dieter Canje

CEO, Director